PRESENTATION TO THE

BOARD OF DIRECTORS OF
ZUNICOM, INC.

ZUNIC⊙M

January 12, 2012

PRIVATE AND CONFIDENTIAL

VALUE
INCORPORATED

Confidential

Confidential Material for the Board of Directors of Zunicom, Inc.

THE ENCLOSED MATERIAL WAS COMPILED ON A CONFIDENTIAL BASIS FOR USE SOLEY BY THE BOARD OF DIRECTORS OF ZUNICOM, INC. (“ZUNICOM”), TO DETERMINE THE FAIR MARKET VALUE OF ZUNICOM’S EQUITY ON A PER SHARE BASIS. THIS DOCUMENT WAS NOT PREPARED WITH A VIEW TOWARD PUBLIC DISCLOSURE OR FILING THEREOF UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 (THE “FEDERAL SECURITIES ACTS”). THE MATERIAL WAS PREPARED FOR A SPECIFIC USE BY A SPECIFIC AUDIENCE AND WAS NOT PREPARED TO CONFORM WITH ANY DISCLOSURE STANDARDS UNDER THE FEDERAL SECURITIES LAWS. NEITHER VALUE INCORPORATED (“VALUE”) NOR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AFFILIATES, ADVISORS, AGENTS, OR REPRESENTATIVES WARRANTS THE ACCURACY OR COMPLETENESS OF ANY OF THE DATA PROVIDED BY ZUNICOM. NOTHING CONTAINED IN THE ENCLOSED MATERIAL IS, OR SHOULD BE CONSTRUED AS, AN OPINION OF FAIRNESS OR PROMISE AS TO FUTURE PERFORMANCE. ESTIMATES, PROJECTIONS AND RESULTING VALUATIONS CONTAINED IN THE ENCLOSED MATERIAL WERE PREPARED WITH OR DERIVED FROM INFORMATION AVAILABLE IN THE PUBLIC DOMAIN AS WELL AS PRIVATE INFORMATION PROVIDED BY ZUNICOM AT VALUE’S REQUEST. ACCORDINGLY, NO REPRESENTATION OR WARRANTY CAN BE OR IS MADE BY VALUE AS TO THE ACCURACY OR ACHIEVABILITY OF ANY SUCH ESTIMATES, PROJECTIONS OR VALUATIONS.

Table of Contents

Section I.

OVERVIEW OF VALUE INCORPORATED

I. Overview of Value Incorporated

- VALUE Incorporated is a financial valuation and consulting firm specializing in the valuation of businesses, securities and intellectual property for a wide variety of purposes including transactions, financial and tax reporting, and litigation

- VALUE has performed financial analyses and consulting for over 1,000 engagements since its inception in 2000

- David N. Fuller, CFA, ASA, President, has more than 20 years of valuation experience and has performed numerous engagements involving fairness opinions and business combinations

Section II.

TRANSACTION SUMMARY

II. Transaction Summary

- Zunicom engaged in a transaction in which it executed a reverse common stock split of 1-for-12 immediately followed by a 12-for-1 forward split

- Concurrently with the effect of a stock split, the Company acquired fractional shares of Zunicom stock from shareholders that owned less than 12 shares in a cash transaction (the "Transaction") for consideration of $0.65 per share on a pre-split basis

- Zunicom expects that the transaction will reduce its shareholder of record count from 622 to 270

- VALUE Incorporated has been engaged by Zunicom to provide an opinion as to whether the $0.65 per share consideration paid in the transaction was fair to Zunicom shareholders from a financial point of view

VALUE
INCORPORATED

II. Scope of Engagement (continued)

VALUE reviewed the following information to form our opinion:

- Historical financial statements of Zunicom including SEC Filings
- Historical financial statements of Universal Power Group, Inc. (“UPG”)
- Certain financial information and other internal data relating to Zunicom’s businesses and financial prospects that were provided to VALUE by the management of Zunicom
- Discussions with members of Zunicom’s senior management concerning each entity’s business and financial prospects
- Publicly available information regarding the industry in which UPG competes
- Publicly available information regarding business transactions involving companies deemed comparable to UPG
- Other financial, economic, and market data we gathered from publicly available sources

II. Scope of Engagement (continued)

Valuation Analyses Completed for Zunicom:

- Historical Financial Analysis

- Net Asset Value Analysis

Valuation Analyses Completed for UPG and AlphaNet Hospitality Systems, Inc. ("AlphaNet"):

- Historical Financial Analyses

- Income Approach

- Market Approach (In the case of UPG)
    - Guideline Public Company Analysis
    - Precedent Transactions Analysis

VALUE
INCORPORATED

Section III.

FINANCIAL SUMMARY

III. Financial Summary

Wholly Owned Subsidiary

- Alpha Net Hospitality Systems, Inc. ("AlphaNet")
    - AlphaNet completed the purchase of Action Computer Systems in April 2010
    - Action Computer Systems sells and installs point of sale computer software and hardware to the restaurant industry
    - AlphaNet discontinued the operation of its guest communication business in August of 2010

Minority Interest Investment

- United Power Group, Inc ("UPG")
    - Completed an initial public offering in December 2006
    - Zunicom holds 41% minority interest and accounts for this interest using the equity method
    - More information on UPG is detailed in Appendix A

III. Financial Summary (continued)


ZNCM 2-Yr Stock Performance
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
100
90
80
70
60
50
40
30
20
10
-
Volume in Thousands
ZNCM Price
Volume
11/18/2009
2/18/2010
5/18/2010
8/18/2010
11/18/2010
2/18/2011
5/18/2011
8/18/2011
11/18/2011

Source: Bloomberg

III. Financial Summary (continued)



ZNCM: Relative Value vs. S&P 500 & UPG

Legend: ZNCM, UPG, S&P 500

Source: Bloomberg

III. Financial Summary (continued)

ZNCM Historical Financial Review *($ In thousands)*

TTM Ended (In $ Thousand	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Operating Data					
Net Revenue	$ 1,522.2	$ 962.5	$ 527.9	$ 848.8	$ 1,401.6
% Growth		-36.8%	-45.2%	60.8%	65.1%
Gross Profit	$ 1,080.8	$ 653.0	$ 386.2	$ 400.4	$ 674.4
% of Net Revenue	71.0%	67.9%	73.2%	47.2%	48.1%
EBIT	($ 739.1)	($ 982.5)	($ 1,146.5)	($ 685.1)	($ 680.0)
% of Net Revenue	-48.6%	-102.1%	-217.2%	-80.7%	-48.5%
EBITDA	($ 611.1)	($ 886.1)	($ 1,103.8)	($ 605.8)	($ 560.8)
% of Net Revenue	-40.1%	-92.1%	-209.1%	-71.4%	-40.0%
Capital Structure					
Total Assets	$14,035.5	$14,698.0	$9,095.5	$9,473.2	$9,254.9
% Growth		4.7%	-38.1%	4.2%	-2.3%
Shareholder's Equity	$ 9,581.0	$ 9,880.4	$ 6,244.0	$ 6,537.3	$ 6,339.3
% Growth		3.1%	-36.8%	4.7%	-3.0%
Debt-Free Working Capital	$ 961.3	$ 2,535.3	$ 5,339.8	$ 4,057.5	$ 3,675.1
Current Ratio	3.49	5.90	14.69	8.94	8.81
Financial Leverage	1.36	2.95	14.58	8.74	8.63
Return on Assets	2.5%	1.6%	-38.8%	4.5%	0.1%
Return on Equity	3.7%	2.3%	-56.6%	6.6%	0.2%

Section IV.

VALUATION ANALYSIS

VALUE
INCORPORATED

VI. Valuation Analysis

ZUNICOM

ZNCM: Net Asset Value Calculation *($ In Thousands)*

	Book Value	Adjustment	Net Asset Value	
Assets				
Cash and Cash Equivalents	$ 3,975.4	$ 0.0	$ 3,975.4	
Accounts Receivable	87.5	-	87.5	
Inventory	19.5	-	19.5	
Note Receivable - UPG (Current Portion)	-	-	-	
Other Current Assets	63.3	-	63.3	
Total Current Assets	4,145.7	-	4,145.7	
		-		
Net Property and Equipment	10.2	-	10.2	
Intangible Assets	319.3	(57.4)	261.9	
Note Receivable - UPG	-	-	-	
Investment in Unconsolidated Investee	4,779.7	1,973.7	6,753.4	
Total Assets	**$ 9,254.9**	**$ 1,916.3**	**$ 11,171.2**	
Liabilities and Equity				
Accounts Payable	$ 406.7	$ 0.0	$ 406.7	
Accrued Liabilities	28.6	-	28.6	
Customer Deposits	30.6	-	30.6	
Other current liabilities	4.7	-	4.7	
Total Current Liabilities	470.6	-	470.6	
Deferred Tax Liability	2,445.1	692.6	3,137.6	
Other Non-Current Liability		1,227.7	1,227.7	
Total Liabilities	2,915.6	1,920.3	4,835.9	
Preferred Equity Liquidation Preference	316.1	-	316.1	
Common Equity	6,023.2	(4.0)	6,019.1	
Total Liabilities and Equity	**$ 9,254.9**	**$ 1,916.3**	**$ 11,171.2**	

Notes:
[1]Adjustment for investment in unconsolidated investee represents the midpoint of the value indications for UPG. The valuation for UPG is shown in Appendix A.
[2]Adjustment to deferred tax liability based on midpoint valuation for UPG.
[3]Adjustment to other-non current liability represents the present value of future corporate overhead expenses.

VALUE INCORPORATED

VI. Valuation Analysis

ZNCM: Fair Market Value of Investment in UPG *($ in thousands, except per share data)*

	Low	Mid	High
Fair Market Value per Common Share - Registered Shares	$ 2.96	$ 3.55	$ 4.17
Registered Shares Held by ZNCM	48.9	48.9	48.9
FMV of Registered Shares Held by ZNCM	$ 144.7	$ 173.4	$ 203.8
Fair Market Value per Common Share - Unregistered Shares	2.75	3.29	3.87
Unregistered Shares Held by ZNCM	2,000.0	2,000.0	2,000.0
FMV of Unregistered Shares Held by ZNCM	$ 5,500.0	$ 6,580.0	$ 7,740.0
Fair Market Value of All Shares Held by Zunicom, Inc.	$ 5,644.7	$ 6,753.4	$ 7,943.8

[1]See Appendix A for more details on the valuation of UPG.

VALUE
INCORPORATED

Section V.

CONCLUSIONS

ZUNICOM

V. Conclusions

Summary of Indicated Values

		Applied Multiple Standard Deviation[1]				
		-2/10	-1/10	0	+1/10	+2/10
Discount Rate[1]	10.0%	0.62	0.64	0.67	0.70	0.73
	10.5%	0.60	0.63	0.66	0.69	0.71
	11.0%	0.58	0.61	0.64	0.67	0.70
	11.5%	0.57	0.60	**0.63**	0.66	0.69
	12.0%	0.56	**0.59**	**0.62**	**0.65**	0.68
	12.5%	0.55	**0.58**	**0.61**	**0.64**	0.67
	13.0%	0.54	**0.57**	**0.60**	**0.63**	0.66
	13.5%	0.53	**0.56**	**0.59**	**0.62**	0.65
	14.0%	0.53	0.55	**0.58**	0.61	0.64
	14.5%	0.52	0.55	0.58	0.61	0.63
	15.0%	0.51	0.54	0.57	0.60	0.63
	15.5%	0.51	0.54	0.56	0.59	0.62

Minimum Price per Share: $ 0.56
Maximum Price per Share: $ 0.65

[1]Represents sensitivity of inputs used in the valuation of UPG. See Appendix A for more details on the valuation of UPG.
[2]As of 9/30/11, Zunicom had 9.9 million shares of common stock outstanding.

Appendix A

UNITED POWER GROUP, INC.

Appendix A

A.1   Economic Overview

A.2   Financial Summary

A.3   Valuation Analysis

A.4   Conclusions

VALUE
INCORPORATED

Appendix A.1

ECONOMIC OVERVIEW

A-1: Economic Overview

- According to the Bureau of Economic Analysis ("BEA"), economic recession ended in June 2009
- Since June of 2009, GDP was shown positive growth for 9 consecutive quarters.
- Real GDP grew at a 2.0% annual rate in the third quarter of 2011 according to estimates released by the BEA



Source: Bureau of Economic Analysis

Appendix A.2

FINANCIAL SUMMARY

A.2: Financial Summary

Operating Segments

- Battery and Related Power Accessories

    - Supplier and distributor of portable power supply products

    - Product lines include industrial batteries, consumer batteries, chargers, jump-starters, solar products, security system components, and related products and accessories

- Third Party Logistics

    - Provider of supply chain management services, including procurement, warehousing, inventory management, distribution, fulfillment, and value added services.

VALUE
INCORPORATED

A.2 Financial Summary (continued)


UPG 2-Yr Stock Performance
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
140
120
100
80
60
40
20
-
Volume in Thousands
UPG Price
Volume
11/18/2009
2/18/2010
5/18/2010
8/18/2010
11/18/2010
2/18/2011
5/18/2011
8/18/2011
11/18/2011

Source: Bloomberg Equity Research

A.2 Financial Summary (continued)

UPG: Historical Financial Review ($ in thousands)

TTM Ended (In $ Thousands)	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Operating Data					
Net Revenue	$108,517.1	$117,897.6	$111,170.7	$107,256.5	$92,787.5
% Growth		8.6%	-5.7%	-3.5%	-13.5%
Gross Profit	$ 15,975.4	$ 18,298.1	$ 19,372.9	$ 19,900.6	$ 18,542.6
% of Net Revenue	14.7%	15.5%	17.4%	18.6%	20.0%
EBIT	$ 4,213.9	$ 3,234.7	$ 2,128.9	$ 5,131.1	$ 2,852.1
% of Net Revenue	3.9%	2.7%	1.9%	4.8%	3.1%
EBITDA	$ 4,449.6	$ 3,781.9	$ 2,931.3	$ 5,940.5	$ 3,671.5
% of Net Revenue	4.1%	3.2%	2.6%	5.5%	4.0%
Capital Structure					
Total Assets	$49,410.6	$55,740.8	$49,405.9	$47,610.6	$39,952.0
% Growth		12.8%	-11.4%	-3.6%	-16.1%
Shareholder's Equity	$ 17,655.6	$ 18,710.3	$ 19,031.4	$ 22,166.9	$ 22,986.0
% Growth		6.0%	1.7%	16.5%	3.7%
Debt-Free Working Capital	$ 21,951.3	$ 22,604.7	$ 18,708.3	$ 21,708.4	$ 20,225.0
Current Ratio	1.85	1.65	1.60	1.83	2.17
Financial Leverage	2.80	2.98	2.60	2.15	1.74
Return on Assets	4.5%	2.2%	-0.3%	6.1%	3.4%
Return on Equity	12.6%	6.6%	-0.7%	13.0%	5.8%

Section A.3

VALUATION ANALYSIS

A.3 Valuation Analysis

To determine the equity value of UPG, VALUE applied the following approaches:

- Discounted Cash Flow Analysis
    - 10-year forecast plus residual period
    - Projected revenue based on expected industry growth rates published in First Research Report for SIC code 5063
    - Forecast expenses based on level observed in the TTM period ended 9/30/11, as a percentage of revenue
    - The residual period terminal growth rate was based on long term inflation rate from the 2011 Economic Report of the President
    - The annual after-tax unlevered free cash flows were discounted using a weighted average cost of capital ("WACC")
- Precedent M&A Transactions
    - Based on selected universe of mergers and acquisitions
    - Selected transactions most comparable to operations of UPG based on SIC code
- Guideline Public Companies Analysis
    - Selected guideline companies with operations comparable to UPG within the electronic wholesale industry

VALUE
INCORPORATED

A.3: Valuation Analysis (continued)

UPG: Discounted Cash Flow Analysis *($ in thousands)*

Twelve Months Ending:	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/30/2020	9/30/2021	Residual
Net Income	$ 1,859.1	$ 1,936.6	$ 2,023.1	$ 2,327.0	$ 2,410.9	$ 2,486.4	$ 2,558.2	$ 2,723.0	$ 2,864.8	$ 3,023.9	$ 3,070.7
Deferred Taxes	38.9	49.6	24.9	126.1	95.7	3.4	(9.9)	30.3	24.0	21.7	5.2
Depreciation & Amortization	477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
Total Sources of Cash Flow	2,375.3	2,559.0	2,734.5	2,881.6	3,022.6	3,107.9	3,286.3	3,465.7	3,627.2	3,794.0	3,868.3
Increase in Working Capital	1,520.5	1,723.2	1,483.6	1,466.4	1,308.8	1,311.9	1,377.5	1,446.3	1,518.7	1,594.6	703.2
Capital Expenditures	998.7	668.1	795.9	536.6	612.5	714.8	839.6	819.0	850.4	866.0	844.2
Total Uses of Cash Flow	2,519.2	2,391.3	2,279.4	2,003.0	1,921.2	2,026.7	2,217.1	2,265.4	2,369.0	2,460.6	1,547.4
Net Cash Flow	($ 143.9)	$ 167.7	$ 455.0	$ 878.6	$ 1,101.3	$ 1,081.2	$ 1,069.2	$ 1,200.3	$ 1,258.1	$ 1,333.4	$ 2,320.9

Sensitivity Analysis

Discount Rate:	11.5%	12.0%	12.5%	13.0%	13.5%
Market Value of Invested Capital	$ 13,030.7	$ 12,127.8	$ 11,319.8	$ 10,593.3	$ 9,937.4

VALUE
INCORPORATED

A.3: Valuation Analysis (continued)

Weighted Average Cost of Capital

- We selected a set of guideline companies within electronic wholesale industry
- Discount rate for DCF analysis based on the calculated WACC
- Cost of equity derived by using the Capital Asset Pricing Model ("CAPM")
- Risk free rate of 2.7% based on 20-year U.S. Treasury as of valuation date
- Equity risk premium of 5.2% based on return of equity investments over long term government bonds
- Unlevered beta based on the median indication of guideline companies' 5-year betas and re-levered using the Hamada method
- Pre-tax cost of debt based on Baa bonds as of the valuation date
- Unsystematic risk premium of 6.4% based on Ibbotson Micro-Cap data as presented in 2011 Valuation Yearbook
- WACC of 12.5% applied to unlevered free cash flows of DCF analysis

VALUE
INCORPORATED

A.3: Valuation Analysis (continued)

UPG: Weighted Average Cost of Capital Calculation *($ In thousands)*

Company	Ticker	Observed Beta	Market Cap	Total Debt + Min. & Pref.	Debt / Equity	Debt / Total Cap	Unlevered Beta
W. W. Grainger Inc	GWW	0.93	$ 12,299,291.8	$ 699,966.0	5.7%	5.4%	0.90
Arrow Electronics Inc	ARW	1.20	4,042,427.6	2,229,751.0	55.2%	35.5%	0.91
Anixter International Inc	AXE	1.29	1,978,457.8	873,000.0	44.1%	30.6%	1.02
Audiovox Corp	VOXX	1.49	163,133.2	64,120.0	39.3%	28.2%	1.21
Avnet Inc	AVT	1.11	4,359,038.5	1,907,720.0	43.8%	30.4%	0.88
Wesco International Inc	WCC	1.53	2,115,237.3	771,464.0	36.5%	26.7%	1.26
				Median	41.5%	29.3%	0.97
				Average	37.4%	26.2%	1.03

Assumptions			CAPM Calculation	
Effective Tax Rate	41.0%		Relevered Beta	1.13
Risk Free Weight of Return	2.7%		After-Tax Cost of Debt	4.2%
Equity Risk/Market Premium	5.2%		Debt / Capital	22.7%
Pre-Tax Cost of Debt	7.1%			
Unsystematic Risk Premium	6.4%		**Weighted Average Cost of Capital**	**12.5%**

A.3 Valuation Analysis (continued)

UPG: Precedent Transactions Analysis *($ in thousands)*

Date	Target	Target Description	MVIC	Revenue	EBITDA	EBITDA %	MVIC / Revenue	MVIC / EBITDA
5/12/11	DEI Holdings, Inc	Wholesalers of security, audio, and video products.	324,710.0	261,862.9	46,058.2	17.6%	1.2 x	7.1 x
3/28/11	Spectrum Control, Inc	Manufacturer and distributor of electronic control products	262,040.0	166,904.4	29,278.2	17.5%	1.6 x	9.0 x
9/20/10	Nu Horizons Electronics Corp.	Distributes semiconductor devices	142,670.0	741,259.0	14,789.0	2.0%	0.2 x	9.6 x
3/29/10	Bell Microproducts	provides calibration and maintenance services	591,870.0	2,959,350.0	62,040.0	2.1%	0.2 x	9.5 x
7/5/2007	ACR Group Inc	Distributes air conditioning supplies and parts.	117,390.0	237,170.0	11,190.0	4.7%	0.5 x	10.5 x
6/13/07	DBL Distributing LLC	Distributes consumer electronics accessories and related products	96,000.0	282,300.0			0.3 x	
4/9/07	Richardson Electronics Ltd.	Distributes security systems	80,000.0	108,000.0			0.7 x	
6/26/2006	Somera Communications Inc	Distributes communication and electronic parts.	26,490.0	67,550.0	(11,300.0)	-16.7%	0.4 x	
5/19/03	Reptron Electronics, Inc.	components	10,400.0	102,650.0	(31,050.0)	-30.2%	0.1 x	
4/17/02	Questron Technology, Inc.	Distributes fasteners and electronic hardware	89,200.0	145,479.0	12,270.0	8.4%	0.6 x	7.3 x
3/22/01	Kent Electronics Corp.	Manufactures and distributes electronic products	586,733.0	1,165,705.0	80,130.0	6.9%	0.5 x	7.3 x
12/19/00	Verticalnet, Inc.	Buys and sells semiconductors, electronic components, computer products, and networking equipment	130,537.0	349,100.0	9,474.0	2.7%	0.4 x	13.8 x
10/4/2000	Hello Direct Inc	Distributes electronic parts and computer components.	85,110.0	92,230.0	9,464.0	10.3%	0.9 x	9.0 x
3/1/2000	Telcor Communications	providers	25,000.0	50,495.0			0.5 x	

Source: MergerStat and Bloomberg for SIC Codes 5063 and 5065

Min:	50,495.0	(31,050.0)	-30.2%	0.1 x	7.1 x
Lower Quartile:	103,987.5	9,469.0	2.0%	0.3 x	7.3 x
Median:	202,037.2	12,270.0	4.7%	0.5 x	9.0 x
Mean:	480,718.2	21,122.1	2.3%	0.6 x	9.2 x
Upper Quartile:	332,400.0	37,668.2	9.3%	0.7 x	9.6 x
Max:	2,959,350.0	80,130.0	17.6%	1.6 x	13.8 x

Sensitivity Analysis

Standard Deviation:	-2/10	-1/10	0	+1/10	+2/10
Market Value of Invested Capital	$ 24,201.1	$ 25,624.4	$ 27,047.7	$ 28,471.0	$ 29,894.3

Notes:
[1]UPG's line of credit was treated as an operating liability and interest expense related to the line of credit was subtracted from EBITDA before applying it to the observed transaction multiples.

A.3 Valuation Analysis (continued)

UPG: Selected Publicly Traded Guideline Companies *($ in thousands, except per share data)*

Company	Ticker	Stock Price	Shares Outstanding	Market Cap	Net Debt	Enterprise Value	EV / Revenue LTM	NFY	EV / EBITDA LTM	NFY
W.W. Grainger, Inc	GWW	$ 176.34	69,748	$ 12,299,291.8	$ 339,303.0	$ 12,638,594.8	1.6 x	1.4 x	10.7 x	9.3 x
Arrow Electronics Inc	ARW	36.18	111,731	4,042,427.6	1,685,185.0	5,727,612.6	0.3 x	0.3 x	5.5 x	6.1 x
Anixter International I	AXE	59.63	33,179	1,978,457.8	816,700.0	2,795,157.8	0.5 x	0.4 x	7.4 x	6.7 x
Audiovox Corp	VOXX	7.07	23,074	163,133.2	49,781.0	212,914.2	0.3 x		6.6 x	
Avnet Inc.	AVT	29.15	149,538	4,359,038.5	1,285,290.0	5,644,328.5	0.2 x	0.2 x	5.2 x	5.1 x
Wesco International I	WCC	48.86	43,292	2,115,237.3	677,415.0	2,792,652.3	0.5 x	0.4 x	8.4 x	7.0 x
						Low:	0.2 x	0.2 x	5.2 x	5.1 x
						Lower Quartile:	0.3 x	0.3 x	5.8 x	6.1 x
						Mean:	0.6 x	0.6 x	7.3 x	6.9 x
						Median:	0.4 x	0.4 x	7.0 x	6.7 x
						Upper Quartile:	0.5 x	0.4 x	8.2 x	7.0 x
						High:	1.6 x	1.4 x	10.7 x	9.3 x

Sensitivity Analysis

Standard Deviation:	-2/10	-1/10	0	+1/10	+2/10
Market Value of Invested Capital	$15,049.0	$18,164.5	$21,279.9	$24,395.3	$27,510.8

Notes:
[1]UPG's line of credit was treated as an operating liability and interest expense related to the line of credit was subtracted from EBITDA before applying it to the observed guideline company multiples.
[2]Forecast revenue and EBITDA for the guideline companies were based on consensus analyst estimates available from Bloomberg.

Section A.4

CONCLUSIONS

A.4: Conclusions

UPG: Conclusion of Value *($ in thousands, except per share data)*

	Low	Mid	High
Discounted Cash Flow Analysis	$ 9,937.4	$ 11,319.8	$ 13,030.7
Comparable Transactions Analysis	24,201.1	27,047.7	29,894.3
Guideline Public Company Analysis	15,049.0	21,279.9	27,510.8
Shares Outstanding	5,000.0	5,000.0	5,000.0
Fair Market Value per Common Share - Registered Shares	$ 2.96	$ 3.55	$ 4.17
Discount for Unregistered Shares	7.2%	7.2%	7.2%
Fair Market Value per Common Share - Unregistered Shares	$ 2.75	$ 3.29	$ 3.87

Notes:
[1]Fair market value conclusion based on equal weightings of the income approach (Discounted Cash Flow Analysis) and the market approach (Comparable Transactions and Comparable Public Company Analyses).
Discount for unregistered shares based on unregistered share study published by Mukesh Bajaj.

VALUE
INCORPORATED